UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Settlement Agreement in Application for Certification of a Derivative Action Regarding the Bonuses Paid to Company Officers for 2014-2015

Item 1

Settlement Agreement in Application for Certification of a Derivative Action Regarding the Bonuses Paid to Company Officers for 2014-2015

Further to Item 8 of the Company’s Annual Report for 2018, in connection with an application for certification of a derivative action relating to bonuses paid to Company officers for 2014-2015 (the “Certification Application”), the Company hereby reports that a motion was filed today with the Tel Aviv District Court for approval of a settlement agreement (the “Settlement Agreement”), the key points of which are as follows:

1.	Within 30 days of the judgment date, the Company shall be paid a total and final amount of ILS 6.5 million (approximately $1.8 million), as well as reimbursement of expenses (the “Settlement Amount”), in return for “final waiver and remittance” as defined in the Settlement Agreement, and without conceding to any claim made within the Certification Application.

2.	Subject to the Court’s approval, the parties recommended within the Settlement Agreement that the Company will pay the Applicant, out of the Settlement Amount, a special reward of ILS 375,000 (approximately $105,000) plus VAT, and fees to the Applicant’s counsel, in the amount of ILS 1.5 million (approximately $415,000) plus VAT, as well as reimbursement of expenses.

The Settlement Agreement is subject to approval by the Court, and there is no certainty that it will come into effect. Insofar as approved, the Settlement Agreement will conclude the proceeding between the parties and will be deemed as final waiver and remittance.

For further details regarding the Certification Application, see also the Company’s immediate report dated April 27, 2017 (Accession no. 0000950103-17-003893).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: May 28, 2019